July 13, 2012

Submitted via E-Mail and on EDGAR under “CORRESP”

Ms. Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561

Subject:
Quality Systems, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 27, 2012 by Ahmed D. Hussein
Additional Soliciting Material Filed Pursuant to Rule 14a-12
Filed June 18, 2012
File No. 001-12537

Dear Ms. Chalk:

We have been retained by Ahmed D. Hussein to assist him with respect to the subject filings and other matters regarding the annual meeting of shareholders of Quality Systems, Inc. (“QSI”).  As we previously advised, Mr. Hussein is no longer represented by Olshan Frome Wolosky LLP.

We are providing the following responses to the comments contained in your letter dated July 6, 2012, regarding the subject filing, on behalf of the filing persons.  Our responses and headings correspond to the numbered comments and headings in the letter; we have included each comment in full, followed by our response.  An Amended Preliminary Proxy Statement and related proxy card (together, the “Amended Preliminary Proxy Materials”) is contemporaneously being filed on Edgar.  Other revisions to update and correct information in the subject filing have also been made.   Remaining blanks, including certain dates and the costs of the solicitation, will be completed in the definitive materials.  Attached with the e-mail copy of this letter are clean and black-lined copies of the Amended Preliminary Proxy Materials, the latter marked to show revisions from the preliminary proxy materials filed on June 27, 2012.

General

1.
Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  In addition, support for opinions or beliefs should be self evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  We cite the following non-exhaustive examples of statements or assertions in your materials which require supplemental information or further disclosure to support your belief or opinion:

Ms. Christina Chalk	-2-	July 13, 2012

▪
“Mr. Hussein is deeply concerned that the Company’s performance is being negatively impacted by the Company’s poor corporate governance practices under the undue influence and control of the Company’s current Chairman of the Board, Sheldon Razin.” See page 6;

▪
“Mr. Razin exercises inappropriate executive power typically exercised by a chief executive officer and has controlled the nomination process for directors such that the Board lacks truly independent oversight of the Company.” See page 6;

▪	“Such corporate actions then get inevitably approved by a majority of the Board.” See page 6;

▪	“Patrick Cline and his team were the architects of the growth of the Company.” See page 6;

▪	“The incidents described above are merely illustrations of the pattern of control that Mr. Razin exercises over management and the Board, resulting in poor corporate governance practices.” See page 9;

▪	“Inpatient revenues should now be at least double but are being sold by a five person sales team ....” See page 9; and

▪	“[T]he market is telling shareholders that the market is not accepting the Company’s claims.” See page 9.

▪
“Market participants understand that the largest market drive now is consolidation and hospitals are buying physicians’ offices at a rapid pace and as such they are looking for combined inpatient-outpatient solutions currently offered by some of QSII’s competitors.”  See page 9.

Response:

The statements listed above have been revised in the Amended Preliminary Proxy Materials, including by characterizing the statements as opinions or beliefs and/or providing additional support for the opinions or beliefs as appropriate.

Facing Page

2.
Please revise your facing page to include your board nominees as filing persons to the Schedule 14A.  See Instruction 3 to Item 4 of Schedule 14A, which provides that participants include any nominees for whose election as director proxies are solicited.  Further, please revise where necessary to clarify that the participants in this proxy solicitation include all of the competing director nominees, as opposed to solely Mr. Ahmed Hussein.

Ms. Christina Chalk	-3-	July 13, 2012

Response:

The facing page and Amended Preliminary Proxy Materials have been revised to include Mr. Hussein’s other nominees for election as directors as filing persons to the Amended Preliminary Proxy Materials and to clarify that the participants in the proxy solicitation include all of his nominees.

Background of the Solicitation, page 4

3.
We note your disclosure on page 4 that the board increased their compensation by tenfold in 2005.  Please revise to provide context for this amount including an explanation why the amounts increased and whether the resulting director compensation varied significantly from Quality Systems’ peers.

Response:

The referenced disclosure has been deleted.

4.
Please revise to clarify whether Mr. Hussein’s “understanding that the Company would retain a new corporate counsel, keep accurate Board and committee minutes, and balance the standing independent committees of the Board, such that they would not be controlled by Mr. Razin,” represented actual provisions of Mr. Hussein’s settlement agreement involves a dispute over the interpretation of provisions of the settlement agreement with Quality Systems or whether it was simply Mr. Hussein’s understanding but not based on the settlement agreement.

Response:

The Amended Preliminary Proxy Materials have been revised on page 4 to clarify the terms of the settlement agreement.

5.	Briefly describe the “ongoing disputes with shareholders” referenced on page 6 for which you state that Mr. Razin requested Mr. Hussein’s assistance.

Response:

The requested information has been inserted in the third and fourth bullet points on page 4 of the Amended Preliminary Proxy Materials.

Ms. Christina Chalk	-4-	July 13, 2012

6.
Refer to the fourth and fifth bullet points on page 4.  Briefly explain how, if the Board voted to terminate Mr. Razin’s employment with the Company in March 2000, Mr. Razin returned to the Company at least as early as 2005.

Response:

The fact that Mr. Razin continued to be a director of the Company without interruption from 2000 to the present has been clarified in the sixth bullet point on page 4 of the Amended Preliminary Proxy Materials.

Reasons for This Solicitation, page 6

7.
Please provide support for or explain the basis for your assertion on page 6 that Mr. Razin exercises inappropriate executive power.  The examples you provide on pages 6 through 10 appear to relate to functions of a director:  appointment and termination of officers, nominating directors, evaluating related party transactions, approving benefits for directors, recommending corporate strategy, and the hiring of counsel or consultants to provide advice to the board or a board committee.

Response:

The referenced statement has been deleted.

8.
Please revise to provide further disclosure on why you believe Mr. Razin controls the nomination process and the actions of the board.  In particular, you should distinguish Mr. Razin advising other directors or officers on a particular course of action versus his having explicit decision-making authority.  If an idea or request was generated by Mr. Razin that was ultimately approved by the board or was acted upon by an officer, it does not necessarily mean that Mr. Razin controlled their actions.  Your examples of Mr. Razin’s “control” should provide proper context on how those decisions were actually implemented.

Response:

References to Mr. Razin’s control of the nominating process and the board’s decisions have been deleted.

9.	Please provide further support or context for your claim on page 6 that Mr. Razin “considered himself to be a full-time employee” by his own admission.

Response:

The referenced statement has been deleted.

Ms. Christina Chalk	-5-	July 13, 2012

10.
On pages 8 and 9, you describe Mr. Razin as being allowed to vote on a resolution that involved him and his wife receiving healthcare benefits by inappropriately characterizing himself as an employee of Quality Systems.  You also indicate Mr. Razin requested Company’s counsel to prepare a resolution that would enable him and his wife to obtain healthcare coverage through the Company.  Please revise to clarify whether any of these actions are contrary to Quality Systems’ related party policies required to be disclosed under Item 404(b) of Regulation S-K.  Similarly, please revise to clarify whether any board members are permitted to utilize Company counsel to draft proposed board resolutions prior to a vote or discussion.

Response:

The statement regarding use of Company counsel to draft proposed board resolutions has been deleted.

With regard to approval of related party transactions, the Company’s definitive proxy materials filed on July 1, 2011, state on page 39 that a related party transaction is one in which “the aggregate amount involved will or may be expected to exceed $30,000 in any calendar year, [the Company] is a participant, and any related party has or will have a direct or indirect interest.”  Mr. Razin and his spouse are related parties.  The Company’s audit committee was and is responsible for reviewing and approving transactions with related parties.

The discussion of approval of the related party transaction on page 8 of the Amended Preliminary Proxy Materials has been revised in light of the foregoing discussion.

11.
Please revise to clarify the basis for your assertion that the Quality Systems’ price-earnings ratio has been significantly lower than its competitors, as disclosed on page 9.  Please provide specific figures and identify the relevant competitors or benchmarks, or remove.

Response:

The referenced statement has been deleted.

Proposals 2 and 3, pages 15-16

12.
Disclose how you will vote proxies that are signed but unmarked as to Proposals 2 and 3.  While it may be acceptable to indicate that Mr. Hussein will vote in accordance with the recommendation of ISS when it is issued as to shares he personally owns, the proxy statement should indicate more specifically how the solicited proxies will be voted on these matters if no directions are provided on the cards.  See Rule 14a-4(b)(1) of Regulation 14A.

Ms. Christina Chalk	-6-	July 13, 2012

Response:

The requested information has been inserted on pages 15 and 16 and the proxy card of the Amended Preliminary Proxy Materials.

Voting and Proxy Procedures, page 17

13.
If a shareholder grants a proxy to the participants, that shareholder will be disenfranchised with respect to the additional two board seats for which you have not nominated a candidate.  Please revise your disclosure to make this clear.

Response:

The requested information has been inserted in the cover letter, on page 17 and in the proxy card of the Amended Preliminary Proxy Materials.

14.
Explain in greater detail how cumulative voting authority will be exercised. Consider providing an example. If there is a priority among your nominees in your exercise of discretionary authority to cumulate votes, please disclose.  For example, if your priority is to reelect Mr. Hussein, please disclose.

Response:

The requested information has been inserted on page 17 and on the proxy card of the Amended Preliminary Proxy Materials.

15.
See our comment below under “Form of Proxy” concerning a shareholder’s ability to provide different directions concerning the ability of the proxy holder to exercise cumulative voting.  Explain how they can do so here.

Response:

The requested information has been inserted on page 17 and the proxy card of the Amended Preliminary Proxy Materials.

Votes Required for Approval, page 18

16.	Please disclose the effect of broker non-votes for the election of directors. See Item 21 of Regulation 14A.

Response:

The requested information has been inserted on page 18 of the Amended Preliminary Proxy Materials.

Incorporation By Reference, page 22

17.
We note your reference on page 22 to incorporating certain Schedule 14A disclosure requirements, “expected to include, among other things” from management’s proxy statement.  In light of Quality Systems, Inc. filing its preliminary proxy statement on June 25, 2012, please revise this section to provide specificity as to which requirements of Schedule 14A you have omitted and are incorporating by reference to management’s proxy statement.  Please refer to Rule 14a-5.

Ms. Christina Chalk	-7-	July 13, 2012

Response:

The referenced section has been deleted.

18.
Management’s proxy statement must be disseminated first in order for you to rely on it to satisfy your disclosure requirements under Schedule 14A by incorporation by reference.  Please confirm your understanding.

Response:

We note that the Company filed its definitive proxy materials on July 13, 2012.

19.
Please note that the participants in the solicitations are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if disclosure has been derived from outside sources of information.  Please remove your disclaimer that you “do not take any responsibility of for the accuracy or completeness of statements” of the public documents incorporated by reference.

Response:

The referenced statement has been deleted.

20.
The proxy card states that the proxy authorizes the holder to cumulate votes in his or her discretion “[u]nless you specify different directions with respect to cumulative voting.”  Revise the proxy statement to include specific instructions on how a shareholder may specify different instructions as to cumulative voting.  Clarify in a simple, concise manner on the card itself as well.

Response:

The requested information has been included on page 17 and the proxy card of the Amended Preliminary Proxy Materials.

21.
We note Mr. Hussein’s statement in his press release that he is “confident in the potential of Quality Systems but a hand-picked board is allowing the non-executive chairman to be declared an independent director and act in an inappropriate executive capacity.”  In future filings, please characterize similar statements as Mr. Hussein’s belief and comply with the preceding comments as applicable.

Ms. Christina Chalk	-8-	July 13, 2012

Response:

Mr. Hussein hereby confirms that he will undertake to comply with the preceding comments in future filings.

Closing Comments

Each of the filing persons has authorized us in writing to acknowledge that:

●	The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact the undersigned at (503) 205-2552.

Very truly yours,
Mary Ann Frantz, P.C.
ON BEHALF OF: Murray F. Brennan, M.D. Patrick B. Cline Thomas R. DiBenedetto Ian A. Gordon Ahmed D. Hussein John McDuffie John Mueller

Cc (w/enc.):  Mr. Edwin Kim